
August 11, 2021

Jennifer Ernst
Chief Executive Officer
Tivic Health Systems, Inc.
39899 Balentine Drive, Suite 200
Newark, CA 94560

> **Re: Tivic Health Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 3, 2021**
> **File No. 333-258411**

Dear Ms. Ernst:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.    We note your response to prior comment 1 and revised graphic. However, your updated graphic does not appear to contain a discussion of the competition you face from OTC pharmaceuticals and saline irrigation in ClearUP's indications, as previously requested. Please revise to either include a discussion of this competition on your graphic or to disclose your revenues for recently completed fiscal periods. Please note that this information should be presented with equal prominence to your market-size statement on the graphic. For guidance, please refer to Question 101.02 of our Compliance and Disclosure Interpretations, Securities Act Forms.

Cost of Sales, page 39

2.      Please expand your disclosure to explain how you determined that your inventory is not impaired given your recurring negative gross margins. In addition, please quantify your gross margin for each period presented and identify the specific reasons for variances.

Revenue, page 39

3.      Please expand your disclosure to quantify the extent to which revenue variances were impacted by changes in prices or to changes in the volume of goods being sold or to the introduction of new products. Such disclosure is necessary for readers to understand the extent to which these factors impacted your reported operating results. See the guidance in Item 303(b)(2)(iii) of Regulation S-K.

Financial Statements for the Years Ended December 31, 2020 and 2019
Independent Auditors' Report, page F-2

4.      Please provide a signed audit report from Rosenberg Rich Baker Berman PA.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Frank Wyman at 202-551-3660 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.  Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc:     Christopher L. Tinen, Esq.